Ecopetrol S.A. Files 2013 SEC Annual Report

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP), announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 with the U.S. Securities and Exchange Commission. The 2013 annual report can be accessed by visiting the SEC’s website at www.sec.gov or Ecopetrol’s website at www.ecopetrol.com.co.

In addition, investors may receive a hard copy of Ecopetrol’s complete audited financial statements free of charge by requesting a copy from the contacts below.

Bogota, April 25, 2014

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Email: mtellez@ecopetrol.com.co